UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE) No. 353.001.861-33

Corporate Taxpayer (CNPJ/MF) ID 02.429.144/0001-93

Publicly Held Company

 MINUTES OF THE 307th MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 27, 2016

1.         DATE, TIME AND VENUE: At 6:00 p.m., on October 27, 2016, the meeting was held via conference call, pursuant to Paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14o andar, conjunto 142, in the city and state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to paragraph 3, Article 17 of the Company’s Bylaws.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”).

4.         PRESIDING: Mr. Murilo Cesar L. S. Passos, Chairman, who invited me, Gisélia Silva, to be the Secretary.

5.         AGENDA: To consider and vote on the allocation of funds, by CPFL Energia and by its subsidiary CPFL Comercialização Brasil S.A. (“CPFL Brasil"), through Advances for Future Capital Increases (“AFAC”) in the subsidiary CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna").

6.         DECISION TAKEN BY UNANIMOUS VOTE:

The directors decided that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining and discussing the matter in the Agenda, the Board approved, pursuant to items (n) and (o) of Article 17 of the Bylaws, and pursuant to Resolution 2016132-E of the Board of Executive Officers, the proposal for allocation of funds in the amount of up to one billion, three hundred million reais (R$1,300,000,000.00) by the Company, and recommended the Board of Executive Officers of CPFL Brasil to approve the injection of up to four hundred million reais (R$400,000,000.00), through operations of Advance for Future Capital Increase (AFAC) in the subsidiary CPFL Jaguariúna, to pay for the acquisition of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), pursuant to the terms and conditions of the AFAC to be entered into by and between the legal representatives of CPFL Energia, CPFL Brasil and CPFL Jaguariúna.

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7.         CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary.

Murilo Cesar L. S. Passos Ana Maria Elorrieta Francisco Caprino Neto Martin Roberto Glogowsky	Décio Bottechia Júnior Arnaldo José Vollet José Florêncio Rodrigues Neto
Gisélia Silva Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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